UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRESBIA PLC
(Name of Issuer)
Ordinary Shares, Par Value $0.001 Per Share
(Title of Class of Securities)
G7234P100
(CUSIP Number)
Richard S. Ressler c/o Presbia PLC 120/121 Baggot Street Lower Dublin 2 Ireland +353 (1) 659 9446	with copies to: Peter H. Ehrenberg David L. Goret Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7234P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Richard S. Ressler
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America and Australia

Number of	7. Sole Voting Power:	7,833,575*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	7,833,575*
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	7,833,575*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11):	58.7%*
14.	Type of Reporting Person (See Instructions):	IN

*Based on the information set forth in the Quarterly Report on Form 10-Q of Presbia PLC, an Irish public limited company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2015, there were 13,351,874 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of the Company issued and outstanding as of May 12, 2015.

As of August 3, 2015, Presbia Holdings, an exempted company incorporated with limited liability in the Cayman Islands, held 9,666,667 Ordinary Shares of the Company. Richard S. Ressler (the “Reporting Person”), directly and/or indirectly, possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings, and accordingly, previously reported ownership of the 9,666,667 Ordinary Shares held by Presbia Holdings in his Schedule 13D filed with the SEC on February 9, 2015.

In connection with the liquidation of Presbia Holdings, on August 3, 2015, Presbia Holdings distributed, by way of a dividend in specie, the 9,666,667 Ordinary Shares of the Company that it held to its equity holders, including the Reporting Person and certain entities that he controls, pro rata based on each such equity holder’s equity ownership in Presbia Holdings. In connection with that liquidation, (i) the Reporting Person received 3,170,582 Ordinary Shares, (ii) Orchard Alternative Investments LP, a Delaware limited partnership, received 886,513 Ordinary Shares, (iii) Orchard Investments LLC, a Delaware limited liability company, received 3,773,147 Ordinary Shares, and (iv) the equity holders of Presbia Holdings, other than the Reporting Person and entities that he controls, received 1,836,425 Ordinary Shares. The Reporting Person, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Orchard Alternative Investments LP and Orchard Investments LLC.

This filing reflects the aggregate number of Ordinary Shares beneficially owned by the Reporting Person following the distribution associated with the liquidation of Presbia Holdings on August 3, 2015. The Reporting Person, in his individual capacity, is the holder of options to acquire 10,000 Ordinary Shares, 3,333 of which are exercisable within 60 days of the date hereof. As a result, as of the date hereof, the Reporting Person may be deemed to beneficially own 7,833,575 Ordinary Shares, or 58.7% of the Ordinary Shares issued and outstanding as of the date hereof.

This Schedule 13D Amendment No. 1 (“Schedule 13D/A”) amends and supplements the Schedule 13D filed by Richard Ressler with the Securities and Exchange Commission (the “SEC”) on February 9, 2015. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Presbia PLC, an Irish public limited company (the “Company”). The principal executive offices of the Company are located at 120/121 Baggot Street Lower, Dublin 2 Ireland. The Ordinary Shares are listed on the NASDAQ Global Market under the ticker symbol “LENS.”

Item 2.     Identity and Background.

(a)     This Schedule 13D/A is being filed by Richard S. Ressler (the “Reporting Person”), an individual. The Reporting Person is a director of the Company. As of August 3, 2015, Presbia Holdings, an exempted company incorporated with limited liability in the Cayman Islands (“Presbia Holdings”), held 9,666,667 Ordinary Shares of the Company. The Reporting Person directly and/or indirectly, possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings, and accordingly, previously reported ownership of the 9,666,667 Ordinary Shares held by Presbia Holdings in his Schedule 13D filed with the SEC on February 9, 2015.

In connection with the liquidation of Presbia Holdings, on August 3, 2015, Presbia Holdings distributed, by way of a dividend in specie, the 9,666,667 Ordinary Shares of the Company that it held to its equity holders, including the Reporting Person and certain entities that he controls, pro rata based on each such equity holder’s equity ownership in Presbia Holdings. . In connection with that liquidation, (i) the Reporting Person received 3,170,582 Ordinary Shares, (ii) Orchard Alternative Investments LP, a Delaware limited partnership, received 886,513 Ordinary Shares, (iii) Orchard Investments LLC, a Delaware limited liability company, received 3,773,147 Ordinary Shares, and (iv) the equity holders of Presbia Holdings, other than the Reporting Person and entities that he controls, received 1,836,425 Ordinary Shares. The Reporting Person, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Orchard Alternative Investments LP and Orchard Investments LLC by virtue of the following: (i) the Reporting Person, his family members and trusts for his family members own 100% of the equity interests in Orchard Investments, LLC; (ii) the Reporting Person, entities owned and controlled by him, his family members and trusts for his family members own 100% of the equity interests in Orchard Alternative Investments, LP; (iii) Orchard Capital Investments, LLC, a California limited liability company, is the managing member of Orchard Alternative Investments GP, LLC, a Delaware limited liability company, which is the general partner of Orchard Alternative Investments, LP; and (iv) the Reporting Person is the President of Orchard Capital Corporation, a Delaware corporation, which is the Manager of each of Orchard Investments, LLC, and Orchard Capital Investments, LLC.

(b)     The Reporting Person’s principal office is: c/o Orchard Capital Corporation, 4700 Wilshire Blvd., Los Angeles, California, 90010. Orchard Alternative Investments LP’s principal office is: c/o Orchard Capital Corporation, 4700 Wilshire Blvd., Los Angeles, California, 90010. Orchard Investments LLC’s principal office is: c/o Orchard Capital Corporation, 4700 Wilshire Blvd., Los Angeles, California, 90010.

(c)     The Reporting Person’s principal occupation is: President of Orchard Capital Corporation, a firm that provides consulting and advisory services to companies in which it or its affiliates invest. Orchard Alternative Investments LP’s principal business is a private investment holding company for Reporting Person and his affiliates. Orchard Investments LLC’s principal business is a private investment holding company for Reporting Person and his affiliates.

Orchard Capital Investments, LLC, a California limited liability company, is the managing member of Orchard Alternative Investments GP, LLC, a Delaware limited liability company, which is the general partner of Orchard Alternative Investments, LP. The Reporting Person is the President of Orchard Capital Corporation, a Delaware corporation, which is the Manager of each of Orchard Investments, LLC, and Orchard Capital Investments, LLC. Each of these entities have a principal office as follows: c/o Orchard Capital Corporation, 4700 Wilshire Blvd., Los Angeles, California, 90010.

(d) – (e)  During the last five years, neither the Reporting Person, Orchard Alternative Investments LP, nor Orchard Investments LLC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States. Orchard Alternative Investments LP is a Delaware limited partnership. Orchard Investments LLC is a Delaware limited liability company.

Item 3.     Source and Amount of Funds or Other Consideration.

In connection with the liquidation of Presbia Holdings, on August 3, 2015, Presbia Holdings distributed, by way of a dividend in specie, the 9,666,667 Ordinary Shares of the Company that it held to its equity holders, including the Reporting Person and certain entities that he controls, pro rata based on each such equity holder’s equity ownership in Presbia Holdings.

Item 4.     Purpose of Transaction.

All of the Ordinary Shares beneficially owned by the Reporting Person are held for investment purposes. Neither the Reporting Person, nor Orchard Alternative Investments LP or Orchard Investments LLC, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or as set forth in the public reports filed by the Company with the SEC.

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to investment in the Company as he deems appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Ordinary Shares, selling some or all of the Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares or changing his intention with respect to any and all matters referred to in Item 4, in all cases subject to applicable laws, rules and regulations. In addition, as noted above, the Reporting Person serves on the board of the directors of the Company. From time to time, the Reporting Person, in his individual capacity, may receive additional options or other awards of equity-based compensation pursuant to the Company’s compensation arrangements for non-employee directors.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)  Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on May 15, 2015, there were 13,351,874 Ordinary Shares of the Company issued and outstanding as of May 12, 2015.

As of August 3, 2015, Presbia Holdings held 9,666,667 Ordinary Shares of the Company. The Reporting Person, directly and/or indirectly, possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Presbia Holdings, and accordingly, previously reported ownership of the 9,666,667 Ordinary Shares held by Presbia Holdings in his Schedule 13D filed with the SEC on February 9, 2015.

In connection with the liquidation of Presbia Holdings, on August 3, 2015, Presbia Holdings distributed, by way of a dividend in specie, the 9,666,667 Ordinary Shares of the Company that it held to its equity holders, including the Reporting Person and certain entities that he controls, pro rata based on each such equity holder’s equity ownership in Presbia Holdings. . In connection with that liquidation, (i) the Reporting Person received 3,170,582 Ordinary Shares, (ii) Orchard Alternative Investments LP, a Delaware limited partnership, received 886,513 Ordinary Shares, (iii) Orchard Investments LLC, a Delaware limited liability company, received 3,773,147 Ordinary Shares, and (iv) the equity holders of Presbia Holdings, other than the Reporting Person and entities that he controls, received 1,836,425 Ordinary Shares. The Reporting Person, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Orchard Alternative Investments LP and Orchard Investments LLC.

In addition, the Reporting Person, in his individual capacity, is the holder of options to acquire 10,000 Ordinary Shares, 3,333 of which are exercisable within 60 days of the date hereof. As a result, as of the date hereof, the Reporting Person may be deemed to beneficially own 7,833,575 Ordinary Shares, or 58.7% of the Ordinary Shares issued and outstanding as of the date hereof.

(c)     Except as reported in Item 3 above, during the 60 day period on or prior to the date hereof, the Reporting Person (on behalf of himself or any other person or entity controlled by him or for which he possesses voting or investment control over the securities thereof) has not effected any transactions in the Ordinary Shares of the Company or securities convertible into, exercisable for or exchangeable for Ordinary Shares.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.

This statement on Schedule 13D speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

/s/ Richard S. Ressler
Name: Richard S. Ressler

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).